SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                               Exabyte Corporation
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    300615101
                                 (CUSIP Number)

                                 John R. Garrett
                        Meritage Investment Partners, LLC
                             1600 Wynkoop, Suite 300
                             Denver, Colorado 80202
                                 (303) 352-2040
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 25, 2003
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))





CUSIP No. 300615101
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1. Names of Reporting Persons.

   Meritage Private Equity Fund, L.P.

   I.R.S. Identification Nos. of above persons (entities only)

   06 153 8889
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (A)
   (B)

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3. SEC Use Only

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4. Source of Funds (See Instructions) WC

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e)

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6. Citizenship or Place of Organization Delaware

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Number of          7.       Sole Voting Power11,534,015
Shares Bene-
ficially           8.       Shared Voting Power
Owned by Each
Reporting          9.       Sole Dispositive Power    11,534,015
Person With
                  10.      Shared Dispositive Power
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11. Aggregate Amount Beneficially Owned by Each Reporting Person 11,534,015

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

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13. Percent of Class Represented by Amount in Row (11) 15.97%

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14. Type of Reporting Person (See Instructions) PN



CUSIP No. 300615101
-------------------------------------------------------------------------------

1. Names of Reporting Persons.

   Meritage Investment Partners, LLC

   I.R.S. Identification Nos. of above persons (entities only)

   06 152 6863
-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (A)
   (B)

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3. SEC Use Only

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4. Source of Funds (See Instructions) N/A

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)

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6. Citizenship or Place of Organization Colorado

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Number of       7.       Sole Voting Power46,904,671
Shares Bene-
ficially        8.       Shared Voting Power
Owned by Each
Reporting       9.       Sole Dispositive Power    46,904,671
Person With
               10.      Shared Dispositive Power
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11. Aggregate Amount Beneficially Owned by Each Reporting Person 46,904,671

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

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13. Percent of Class Represented by Amount in Row (11) 64.96%

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14. Type of Reporting Person (See Instructions) OO




                             Introductory Statement

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Common Stock") of Exabyte Corporation, a Delaware corporation ("Exabyte"). This amendment is filed by (i) Meritage Investment Partners, LLC, a Colorado limited liability company ("Meritage" and, together with Meritage Private Equity Fund, L.P., the "Reporting Persons"), by virtue of its direct ownership of Common Stock and by virtue of its status as the sole general partner of Meritage Private Equity Fund, L.P. (the "Fund"), and (ii) the Fund, by virtue of its direct ownership of Exabyte securities. Items 3, 4 and 5 of the statement on Schedule 13D previously filed by the Reporting Persons are amended as follows.

Item 3. Source and Amount of Funds or Other Consideration

No change except for the addition of the following:

Pursuant to the terms of the Guarantor Agreement between the Fund and Exabyte previously filed as an exhibit to this Schedule 13D, Meritage on August 25, 2003 received 11,250,000 shares of Common Stock as additional consideration for the Fund's execution of the Overadvance Guaranty previously filed as an exhibit to this Schedule 13D.

Item 4. Purpose of Transaction

No change except for the addition of the following:

Meritage acquired the shares of Common Stock reported in Item 5 pursuant to the Guarantor Agreement as consideration for the Overadvance Guaranty. The Reporting Persons intend to continuously review their investment in Exabyte, and depending upon their evaluation of the Exabyte's prospects and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Common Stock or other Exabyte securities, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Common Stock or other Exabyte securities held by such person, or cease buying or selling Common Stock or other Exabyte securities. Any such additional purchases or sales of the Common Stock or other Exabyte securities may be in open market or privately-negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer

No change except for the addition of the following:

Meritage directly beneficially owns 33,750,000 shares of Common Stock, which were acquired pursuant to the Guarantor Agreement. Such shares of Common Stock are held by Meritage for the benefit of the Fund and its affiliated funds Meritage Private Equity Parallel Fund, L.P. and Meritage Entrepreneurs Fund, L.P. (collectively, the "Meritage Funds"), and Meritage intends to transfer such shares to the Meritage Funds at a later date. In addition, by virtue its status as the sole general partner of the Meritage Funds, Meritage may be deemed to indirectly beneficially own a total of 13,154,671 shares of Common Stock beneficially owned by the Meritage Funds (including shares issuable upon conversion of Exabyte's Series H and Series I Preferred Stock and the exercise of warrants held by the Meritage Funds). Giving effect to the conversion of all such Series H and Series I Preferred and the exercise of such warrants, Meritage may be deemed to directly and indirectly beneficially own approximately 64.96% of the outstanding Common Stock and the Fund may be deemed to directly beneficially own approximately 15.97% of the outstanding Common Stock (in each case determined by dividing the total number of shares directly or indirectly beneficially owned by the Reporting Person by the sum of (x) the 60,951,109 shares of Common Stock outstanding as of August 11, 2003, plus (y) the 11,250,000 shares issued to Meritage on August 25, 2003, plus (z) the shares issuable upon conversion of the preferred stock and exercise of the warrants held by the Reporting Person).

Each of Meritage and the Meritage Funds has the sole power to vote, or direct the voting of, the Common Stock beneficially owned by it and the sole power to dispose of, or to direct the disposition of, the Common Stock beneficially owned by it. Notwithstanding the foregoing, pursuant to their respective limited partnership agreements, the Meritage Funds are required to participate in all acquisition and disposition transactions on an equal, pro rata basis.

The information in Item 3 of this amendment is hereby incorporated by reference.




                       Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       Meritage Private Equity Fund, L.P.
                       Meritage Investment Partners, LLC



Date:  August 25, 2003 /s/ Laura I. Beller
                       Laura I. Beller, Managing Member of Meritage Investment Partners, LLC, general partner of Meritage Private Equity Fund, L.P.